EXHIBIT 99.6

Rio Tinto

Notice to ASX/LSE

Financial community visit to North American operations

24 September 2024

Rio Tinto is hosting a site visit for the financial community this week to its Aluminium and Iron & Titanium operations in Quebec, Canada.

The visit will showcase the world-class, hydro-powered aluminium smelters in the Saguenay, including the Shipshaw Power Station and construction progress at the low-carbon AP60 smelter, and the Iron & Titanium facility at Sorel-Tracy, the world's largest critical minerals and metallurgical complex. Presentations by management, which will also cover markets, technology, decarbonisation and Iron Ore Company of Canada, can be found on the website at: https://www.riotinto.com/en/invest/presentations

Rio Tinto Aluminium Chief Executive Jérôme Pécresse said: "We are well positioned to deliver value from the strong outlook for aluminium which is being driven by its critical role in electrification, with global metal demand set to rise by three per cent per year from 2023 to 2028. Recycled material is expected to account for around half of that growth.

"We have stabilised our global footprint of low-carbon, world-class aluminium assets and now have clear pathways to raise both the EBITDA margin and Return on Capital Employed for our aluminium business by five percentage points by 2030.

"We expect to achieve this through our focus on operational excellence and technology, our increasing footprint in the recycled market, from our privileged access to North America - the world's most attractive aluminium market - and by repowering our Pacific Aluminium operations with lower cost renewables."

Rio Tinto's product offering has positioned the company to exceed LME aluminium prices by ~20% over the last five years, through product and market premiums, with the Matalco recycling joint venture to provide further upside. Matalco is expected to generate ~$70 million of operational, sales and marketing synergies per year by 2028.

In the presentations, Rio Tinto also sets out a targeted increase in Return on Capital Employed at its Iron & Titanium business of nine percentage points by 2030 and a pathway to reach total concentrate production capacity of 23 million tonnes of high-grade iron ore at Iron Ore Company of Canada.

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, United States Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M + 44 7825 907230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com